Exhibit 99.7

UNIVERSITY OF FL0RIDA

Sid Martin Biotechnology Development Institute

12085 Research Drive
Alachua, FL 32615-6832
        (386) 462-0880
Fax  (386) 462-0875

April 15, 2002

Mr. Mento Soponis
Chief Executive Officer
OraGen, Inc.
12085 Research Drive

Alachua, FL 32615

Re:   Renewal Term for Incubator License Agreement Between             OraGen and UFRF, dated March 1, 1999 (the "ILA")

Dear Chuck:

Congratutations. The Biotechnology Advisory Committee (BAC) review subcommittee has favorably reviewed OraGen's request for a fourth year at the BDI. This forth year is effective March 15, 2002 to March 14, 2003. OraGen.'s cash license fee, during this fourth year, shall continue at $10 per square foot per year. The supplementary license fee shall increase from $8 to $10 per sq. ft., as approved by the BAC for all 4th year companies. Your supplementary license fee is payable in cash as agreed in attachment B of OraGen's ILA.

If OraGen wishes to exercise its option to renew for a fourth year, please:

1.   Sign and return one of the two copies of this letter, which I have enclosed, and keep the other for your files.

2.   Forward to me, on your company letterhead, a signed estoppel letter using the sample attached. An electronic cop has been email for your convenience).

In accordance with Section 3(b), except for the changes license fees, if any, set forth above, all terms and conditions contained in the ILA as amended shall apply to this fourth year.

Sincerely,

/s/ Patti Breedlove
Patti Breedlove
Incubator Manager

Accepted and agreed to by:

/s/ Mento A Soponis
Mr. Chuck Soponis
CEO